May 29, 2020

United States Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Donald Field

Justin Dobbie

Re:    Pliant Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-238146)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 26, 2020 and the date hereof, approximately 400 copies of the Preliminary Prospectus dated May 26, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, June 2, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

COWEN AND COMPANY, LLC

PIPER SANDLER & CO.

As representatives of the Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Bradley Wolff
Name: Bradley Wolff
Title: Managing Director

By:	Cowen and Company, LLC

By:	/s/ William Follis
Name: William Follis
Title: Managing Director

By:	Piper Sandler & Co.

By:	/s/ Chad Huber
Name: Chad Huber
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]